SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 31, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

NOTICE TO SHAREHOLDERS

Brasília, January 30th, 2006 - On January 5, 2006, Brasil Telecom S.A. (the “Company” or the “Issuer”) informed the market in general that the Company intends to book provisions in its financial statements relating to the fiscal year ended December 31, 2005, in the amount of R$622 million. On January 9, 2006, the Company informed the market that in light of their intention to book provisions in the 2005 financial statements when they are completed and published, on January 6, 2006, the Fiduciary Agent for the outstanding debentures of the 4th issuance, being the 3rd public, of debentures of the Company summoned the debenture holders (the “Debentures’ Holders”) to attend a meeting of the Debenture Holders to deliberate on management’s proposal for the adjustment of the financial covenant in Section 4.19.1(e)(i) of the Indenture corresponding to such Debentures, which relates to the ratio between the Consolidated EBITDA and the Consolidated Financial Expenses. A meeting of such Debenture Holders was held on January 30, 2006. Representatives of the Company initially clarified that the Company is in compliance with such Section 4.19.1(e)(i) of such Indenture, and, after discussion, the Debenture Holders represented at the meeting unanimously approved an adjustment to the ratio between the Consolidated EBITDA and the Consolidated Financial Expenses, provided for in Section 4.19. (e)(i) of such Indenture, from equal or higher than 2.25, to equal or higher than 1.50, as of the fourth quarter of 2005 until and including the third quarter of 2006.

“The Debentures have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer